UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[     ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Victory NextShares Trust

Victory Capital Management Inc.

Victory Capital Advisers, Inc.

4900 Tiedeman Road

Brooklyn, OH 44144

Please send all communications regarding this Application to:

Jay G. Baris

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601

(212) 468-8000; jbaris@mofo.com

With a copy to:

Gregory J. Ewald

Victory Capital Management Inc.

4900 Tiedeman Road

Brooklyn, OH 44144

(216) 898-2400; gewald@vcm.com

Page 1 of 9 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 25, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of Victory NextShares Trust Victory Capital Management Inc. Victory Capital Advisers, Inc. File No. 812-[ ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.                                        SUMMARY OF APPLICATION

In this application, Victory NextShares Trust (“Trust”), Victory Capital Management Inc. (“Adviser”), and Victory Capital Advisers, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.(1)

Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).(2)

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

(1)                                 Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).

(2)                                 All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.                                   APPLICANTS

A.                                    The Trust

The Trust is organized as a statutory business trust under the laws of Delaware and will consist of multiple series operating as exchange-traded managed funds.  The Trust will be registered with the Commission as an open-end management investment company under the Act.  Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective.  In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.                                    The Adviser

The Adviser will be the investment adviser to the Initial Funds.  The Adviser is a New York corporation with its principal place of business in Brooklyn, OH.  The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds. (3)

Subject to the oversight and authority of the Fund’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”).  Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.                                    The Distributor

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser.  Any distributor will comply with the terms and conditions of this application.  The Distributor will distribute Shares on an agency basis.

III.                              REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:

•                                          With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(3)                                 Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

•                                          With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•                                          With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.                               NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.                                    PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Victory NextShares Trust

By:	/s/ Christopher K. Dyer
Name:	Christopher K. Dyer
Title:	Trustee

Victory Capital Management Inc.

By:	/s/ Gregory J. Ewald
Name:	Gregory J. Ewald
Title:	Chief Legal Officer and Secretary

Victory Capital Advisers, Inc.

By:	/s/ Gregory J. Ewald
Name:	Gregory J. Ewald
Title:	Chief Legal Officer and Secretary

AUTHORIZATION RULE 0-2(c)(1)

VICTORY CAPITAL MANAGEMENT INC.

In accordance with Rule 0-2(c) under the Act, Gregory J. Ewald states that all actions necessary to authorize the execution and filing of this Application by Victory Capital Management Inc. have been taken, and that as the Chief Legal Officer and Secretary thereof and pursuant to the resolutions set out below, he is authorized to execute and file the same on behalf of Victory Capital Management Inc. and all actions necessary to execute and file such instrument have been taken. Gregory J. Ewald further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RESOLVED, that Victory Capital Management Inc. (“VCM”) is hereby authorized to prepare and file with the Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED, that any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act are hereby ratified;

RESOLVED, that the officers of VCM are authorized and empowered to execute the application for an Order and any amendments to such application; and

RESOLVED, that the officers of VCM are authorized and empowered to execute such other documents and to take such other actions as are necessary to implement the foregoing resolutions.

Victory Capital Management Inc.

By:	/s/ Gregory J. Ewald
Name:	Gregory J. Ewald
Title:	Chief Legal Officer and Secretary

VICTORY NEXTSHARES TRUST

In accordance with Rule 0-2(c) under the Act, Christopher K. Dyer states that all actions necessary to authorize the execution and filing of this Application by Victory NextShares Trust have been taken, and that as the Trustee thereof and pursuant to the resolutions set out below, he is authorized to execute and file the same on behalf of Victory NextShares Trust and all actions necessary to execute and file such instrument have been taken. Christopher K. Dyer further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RESOLVED, that Victory NextShares Trust (the “Trust”) is hereby authorized to prepare and file with the Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED, that any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act are hereby ratified;

RESOLVED, that the officers of the Trust are authorized and empowered to execute the application for an Order and any amendments to such application; and

RESOLVED, that the officers of the Trust are authorized and empowered to execute such other documents and to take such other actions as are necessary to implement the foregoing resolutions.

Victory NextShares Trust

By:	/s/ Christopher K. Dyer
Name:	Christopher K. Dyer
Title:	Trustee

VICTORY CAPITAL ADVISERS, INC.

In accordance with Rule 0-2(c) under the Act, Gregory J. Ewald states that all actions necessary to authorize the execution and filing of this Application by Victory Capital Advisers, Inc. have been taken, and that as the Chief Legal Officer and Secretary thereof and pursuant to the resolutions set out below, he is authorized to execute and file the same on behalf of Victory Capital Advisers, Inc. and all actions necessary to execute and file such instrument have been taken. Gregory J. Ewald further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RESOLVED, that Victory Capital Advisers, Inc. (“VCA”) is hereby authorized to prepare and file with the Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED, that any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act are hereby ratified;

RESOLVED, that the officers of VCA are authorized and empowered to execute the application for an Order and any amendments to such application; and

RESOLVED, that the officers of VCA are authorized and empowered to execute such other documents and to take such other actions as are necessary to implement the foregoing resolutions.

Victory Capital Advisers, Inc.

By:	/s/ Gregory J. Ewald
Name:	Gregory J. Ewald
Title:	Chief Legal Officer and Secretary

VERIFICATION RULE 0-2(d)

Verification of Victory NextShares Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Victory NextShares Trust; that he is Trustee of such company; and that all actions taken by the members or trustees or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June 2015, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Victory NextShares Trust

By:	/s/ Christopher K. Dyer
Name:	Christopher K. Dyer
Title:	Trustee

Verification of Victory Capital Management Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Victory Capital Management Inc.; that he is the Chief Legal Officer and Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June 2015, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Victory Capital Management Inc.

By:	/s/ Gregory J. Ewald
Name:	Gregory J. Ewald
Title:	Chief Legal Officer and Secretary

Verification of Victory Capital Advisers, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Victory Capital Advisers, Inc.; that he is the Chief Legal Officer and Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of June 2015, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Victory Capital Advisers, Inc.

By:	/s/ Gregory J. Ewald
Name:	Gregory J. Ewald
Title:	Chief Legal Officer and Secretary

APPENDIX A

Initial Funds

Victory Munder Mid-Cap Core Growth NextShares: Normally invests in a portfolio of U.S. mid-capitalization companies.

Victory Munder Focused Small/Mid-Cap NextShares:  Normally invests in a focused portfolio of U.S. small- to mid-capitalization companies.

Victory NewBridge Global Managed Volatility NextShares:  Normally invests in a portfolio of common stocks globally.

Victory Trivalent International Core NextShares:  Normally invests in a portfolio of non-U.S. companies across developed and emerging markets.

Victory Multi-Franchise Small/Mid-Cap NextShares:  Normally invests in a portfolio of small- to mid-capitalization capitalization companies.

Victory Dividend Accelerators NextShares:  Normally invests in a portfolio of large capitalization companies that have exhibited an ability to grow their dividends.

Victory Sycamore Established Value NextShares:  Normally invests in a portfolio of mid-capitalization companies.

Victory Integrity Small/Mid-Cap Value NextShares:  Normally invests in a portfolio of small to mid-capitalization capitalization companies.

Victory Emerging Markets Enhanced Opportunities NextShares: Normally invests in a portfolio of emerging markets companies across the capitalization spectrum.